Idenix Pharmaceuticals, Inc.
60 Hampshire Street
Cambridge, Massachusetts 02139
November 2, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg
Mr. Frank Wyman

Re:	Idenix Pharmaceuticals, Inc. (“Idenix” or the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2005
Filed March 16, 2006
File No. 000-49839
Ladies and Gentlemen:
The Company is submitting this correspondence in response to the letter dated October 19, 2006 (the “Letter”) from Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant, to Jean-Pierre Sommadossi, Chairman and Chief Executive Officer of the Company. The responses are keyed to the headings and the numbering of the comments in the Letter.
Form 10-K for fiscal year ended December 31, 2005
Notes to the Consolidated Financial Statements
3.     Novartis Relationship, page 81
1.      Please refer to prior comment one. We continue to believe that investors will benefit from disclosure of the general nature of events triggering the $500 million in additional license fees. Please provide this information to us in a disclosure-type format. Explain how you would be competitively disadvantaged, if you disclose these amounts.
Response:   The Company proposes to make the following disclosure in future filings:
“Novartis will pay the Company up to $500,000,000 in additional license fees and regulatory milestone payments for valopicitabine as follows: $45,000,000 in license fees upon the advancement of valopicitabine into phase III clinical trials in treatment-naïve and treatment-refractory patients in the United States and $455,000,000 in milestone payments upon achievement of regulatory filings and marketing authorization approvals of valopicitabine in the United States, Europe and Japan. In addition, Novartis will pay the Company additional milestone payments based upon achievement of predetermined sales levels for valopicitabine.”

In response to the Staff’s comment, the Company believes that it would be competitively disadvantaged if it were required to disclose more detailed information concerning milestones and related fees. As the Company discussed in its confidential treatment request, Idenix is an emerging pharmaceutical company that discovers, develops and seeks to commercialize proprietary pharmaceuticals. In the ordinary course of its business, Idenix enters into agreements with third parties, all of which contain proprietary and trade secret information as well as financial information and other terms that are competitively negotiated. The words and phrases that Idenix sought to redact in its confidential treatment request constitute trade secrets or confidential commercial or financial information within the purview of Exemption 4 of the Freedom on Information ACT (“FOIA”). In order for the disclosure of information to be exempt from disclosure of FOIA, the person requesting confidentiality must show actual competition and the likelihood of substantial competitive injury. It is not necessary to prove actual competitive harm from release of the information. Gulf & Western Industries, Inc. 615 F.2d at 530.
As Idenix discloses in its filings, the pharmaceutical industry is highly competitive and characterized by rapid and significant technological change. Idenix’s principal competitors are large, multinational pharmaceutical companies that have substantially greater financial and other resources than Idenix as well as a number of earlier stage development companies. Many of these companies are conducting extensive research and development activities on or are marketing and selling technologies and products similar to or competitive with Idenix. Disclosure of more detailed information would provide insight into the value Idenix and its collaborative partner have set for each step. These terms are highly negotiated and vary considerably depending on many factors, including the bargaining strength of the parties at the time. Public disclosure of more detailed information would reveal to potential third-party collaborators the terms Idenix was willing to accept and would inhibit Idenix’s ability to negotiate more favorable terms in the future. In addition, in some instances, disclosure of the event that triggers a milestone payment could disclose to competitors the status of development of product candidates.
21.     Collaborative Agreements and Contracts, page 98
2.      Please acknowledge that you will disclose in your next filing the impact of the “1998 licensors” litigation on your co-operative laboratory agreements with CNRS and the University of Montpelier.

Response:   The Company acknowledges that it will disclose in its next periodic filing that it does not believe that matters disputed by the University of Alabama at Birmingham Research Foundation and Emory University will have an effect on the Restated Cooperative Agreement or the technology licenses Idenix has been granted pursuant to such agreement.
Very truly yours,
/s/ John F. Weidenbruch
John F. Weidenbruch
Executive Vice President, General Counsel